Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2026

TABLE OF CONTENTS
Q2 2026 PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	3
RESULTS OF CONTINUING OPERATIONS	5
WHEELER RIVER URANIUM PROJECT	6
PIPELINE MINERAL PROPERTY EVALUATION	13
MINERAL PROPERTY EXPLORATION	13
COMMERCIAL ACTIVITIES	24
LIQUIDITY AND CAPITAL RESOURCES	25
OUTLOOK FOR 2026	26
ADDITIONAL INFORMATION	27
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	28

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 12, 2026 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and six months ended June 30, 2026. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), including IAS 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2025. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form (‘AIF’) and Annual Report on Form 40-F (‘Form-F’), is available through the Company’s filings with the applicable securities regulatory authorities at www.sedarplus.ca (‘SEDAR+’) and at www.sec.gov/edgar (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2026 PERFORMANCE HIGHLIGHTS

■
Completion of Site Preparation Activities and Commencement of Full-Scale Construction at Phoenix In-Situ Recovery (‘ISR’) Uranium Mine

Since the commencement of site preparation and early works in March 2026, significant progress has been made by Denison and its construction partners to complete several critical site preparation activities – including substantial completion of site clearing activities, advancement of schedule-sensitive site civil works, and the establishment of construction management facilities. Preparation activities also involved the installation and commissioning of temporary construction camp facilities, which significantly increases the accommodation capacity of the Wheeler River property to nearly 400 people and allows a ramp-up in the on-site workforce.

Construction activity is expected to accelerate through the remainder of the summer months with the commencement of a second shift, which means seasonally sensitive civil and other construction work can continue virtually 24-hours a day in support of the completion of our key first-year construction milestones – including concrete pours of the foundations for the process plant and main power transformer, installation of the freeze wall, as well as earth works for the airstrip, and on-site power distribution.

By the end of July, over 20% of overall site civil work is estimated to be completed, including achievement of near 100% completion of civil subgrade work for the process plant and wellfield areas. Aggregate production required for various site civil purposes continues at a nearby quarry, and the concrete batch plant has been mobilized to site. Taken together, schedule-critical concrete-related activities for the main process plant and substation foundations are on-track for commencement in August. Additionally, installation of the freeze wall for Phase 1 of the mine has been initiated.

■
Uranium Sales Generate $92 million in Gross Proceeds and Crystalize 233% Gain from Acquisition Cost

In 2021, the Company acquired 2,500,000 pounds of U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 to be held as a long-term investment to strengthen the Company’s balance sheet and support the future financing of the Wheeler River project. Consistent with this strategy, during the second quarter, Denison sold 750,000 pounds U3O8 at an average realized price of $122.16 (US$89.17) per pound U3O8 to generate $91.6 million (US$66.9 million) in gross proceeds – representing a gain of $64.1 million (or 233%) from the original purchase price.

As of June 30, 2026, the Company held 950,000 pounds U3O8 in investments in physical uranium and 145,926 pounds U3O8 of uranium concentrates inventory from its share of McClean Lake production, for total uranium holdings of approximately 1.1 million pounds U3O8.

Consistent with the construction financing needs for Phoenix, a total of 600,000 pounds U3O8 are committed for deliveries between the third quarter of 2026 and the second quarter of 2027. Of these committed quantities, the sales price has been fixed for 350,000 pounds U3O8 with future gross proceeds expected to be US$33.3 million (average price of US$95.17/lb U3O8). The remaining 250,000 pounds U3O8 of committed near-term sales are subject to market-related pricing to be fixed in reference to the time of delivery. Approximately 500,000 pounds U3O8 in physical holdings and inventories remain uncommitted.

■
Active Winter Exploration Season Wraps up with Several Positive Results

Winter exploration activities across Denison’s extensive exploration project portfolio wrapped up during the second quarter. During the six months ending June 30, 2026, exploration work was completed on a total of 18 Denison and partner-operated properties. Over 50,000 metres of diamond drilling was completed in 140 drill holes across 10 properties, and geophysical surveys were conducted on 14 properties.

Notable uranium mineralization was reported from the Phoenix North target area on the Wheeler River property, as well as the Orano Canada Inc. (‘Orano Canada’) operated McClean Lake, Waterfound and Wolly properties, plus the Murphy Lake North and Darby properties operated by Cosa Resources Corp (‘Cosa’), and the Hatchet Lake property operated by Foremost Clean Energy Ltd (‘Foremost’).

With an extensive portfolio of 100%-owned and joint venture exploration properties, covering over 450,000 hectares, Denison has been one of the most active explorers in the Athabasca Basin region, while only having to fund approximately $10 million in exploration expenditures during the first half of 2026.

MANAGEMENT’S DISCUSSION & ANALYSIS

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories with its common shares listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix Feasibility Study (‘FS’) was completed for the Phoenix ISR mining operation, and an update to the 2018 Pre-Feasibility Study (‘2018 PFS’) was completed for the Gryphon deposit as a conventional underground mining operation (the ‘Gryphon Update’). Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world.

Permitting efforts for Phoenix commenced in 2019 and the required permits have been obtained to commence construction – including the July 2025 approval of the project’s EA by the Province of Saskatchewan and the February 2026 federal approval of the EA and issuance of the Construction Licence.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes unmined uranium deposits (with mining at McClean North deposit having commenced in July 2025 using the MLJV’s SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licenced capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (‘MWJV’), and a 70.55% interest in the Tthe Heldeth Túé (‘THT’) and Huskie deposits on the Waterbury Lake Property (‘Waterbury’). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (‘JCU’), Denison holds further interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

SELECTED FINANCIAL INFORMATION

(in thousands)	As at June 30, 2026	As at December 31, 2025

Financial Position:
Cash and cash equivalents	$465,289	$465,918
Working capital(1)	$521,430	$512,629
Investments in uranium	$114,434	$190,276
Property, plant and equipment	$385,370	$316,926
Total assets	$1,114,350	$1,106,074
Total long-term liabilities(2)	$763,970	$685,583
Notes:
(1)
Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities. Working capital at June 30, 2026 excludes $4,500,000 from the current portion of deferred revenue (December 31, 2025 – $4,517,000).
(2)
Predominantly comprised of the Convertible Notes (including the fair value of the Embedded Derivatives, non-current portion of deferred revenue and non-current reclamation obligations). The Convertible Notes have a face value of US$345,000,000. Had the Convertible Notes matured at June 30, 2026 and the Company chose to settle in cash, the settlement amount would have been US$345,000,000 ($489,762,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2026	2026	2025	2025
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Continuing Operations:
Total revenues	$720	$1,106	$1,222	$1,045
Net (loss) earnings	$25,563	$(114,879)	$(51,287)	$(134,965)
Adjusted net (loss) earnings(1)	$(24,447)	$(19,658)	$(29,791)	$(8,254)
Basic and diluted (loss) earnings per share	$0.03	$(0.13)	$(0.06)	$(0.15)
Adjusted basic and diluted (loss) earnings per share(1)	$(0.03)	$(0.02)	$(0.03)	$(0.01)

	2025	2025	2024	2024
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Continuing Operations:
Total revenues	$1,276	$1,375	$1,170	$695
Net (loss) earnings	$12,498	$(43,534)	$(29,502)	$(25,767)
Adjusted net (loss) earnings(1)	$12,498	$(43,534)	$(29,502)	$(25,767)
Basic and diluted (loss) earnings per share	$0.01	$(0.05)	$(0.03)	$(0.03)
Adjusted basic and diluted (loss) earnings per share(1)	$0.01	$(0.05)	$(0.03)	$(0.03)
Note:
(1)
Earnings and earnings per share have been adjusted to exclude the fair value movements on the embedded conversion and redemption features in the Convertible Notes as well as the fair value movements on the Capped Call Options. Both the Convertible Notes and the Capped Call options were issued/acquired in the third quarter of 2025. The unrealized fair value movements on the embedded conversion and redemption features in the Convertible Notes are primarily driven by changes in the Company’s share price; however, such changes in the share price do not necessarily result in any additional cash or share consideration being owed upon settlement beyond the total of (i) the face value of the Convertible Notes and (ii) the proceeds from the exercise of the Capped Call options. Due to the addition of the Capped Calls, the effective amount owed upon settlement of the Convertible Notes will not increase until the Company’s share price exceeds US$4.32 (a 100% increase in the share price from the date of the pricing of the transaction).

Significant items causing variations in quarterly results

●
The Company’s revenues are based on a draw-down of deferred toll milling revenue, the rate of which fluctuates due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. See RESULTS OF CONTINUING OPERATIONS below for further details.
●
Exploration expenses are generally largest in the first and third quarters due to the timing of the winter and summer exploration seasons in northern Saskatchewan.
●
Evaluation expenses increased period over period from the second quarter of 2024 until the fourth quarter of 2025 as the Company advanced towards an FID for Phoenix. With the receipt of the Construction Licence and the declaration of FID in the first quarter of 2026, the Company achieved technical viability and commercial feasibility for Phoenix and commenced capitalizing eligible costs associated with mine construction. As a result, subsequent to February 24, 2026, no further evaluation expenses will be incurred for Phoenix.
●
Other income and expense fluctuate due to changes in the fair value of the Company’s investments in equity instruments, convertible debentures, and physical uranium, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share and commodity prices. The Company’s uranium investments, Convertible Notes and Capped Call options are also subject to fluctuations in the US dollar to Canadian dollar exchange rate.
●
Fair value adjustments of the Company’s Convertible Notes and Capped Call options issued in the third quarter of 2025 add volatility to Finance income/(expense). See FINANCE INCOME AND EXPENSE below for more details.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below, where applicable.

MANAGEMENT’S DISCUSSION & ANALYSIS

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada, with a 77.5% interest, and Denison, with a 22.5% interest.

In February 2017, Denison closed an arrangement with Ecora Resources PLC (‘Ecora’, then known as Anglo Pacific Group PLC) and one of its wholly owned subsidiaries (the ‘Ecora Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the then current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The Ecora Arrangement consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill and, as such, the upfront payment was accounted for as deferred revenue.

During the three and six months ended June 30, 2026, the McClean Lake mill processed 2.9 million and 7.8 million pounds U3O8, respectively for the CLJV (June 30, 2025 – 5.1 million and 10.1 million pounds U3O8) and Denison recorded toll milling revenue of $720,000 and $1,826,000, respectively (June 30, 2025 – $1,276,000 and $2,651,000). The decrease in toll milling revenue during the three and six month periods ended June 30, 2026, as compared to the prior year period, is predominantly driven by a decrease in production in the current periods. The decrease in toll milling revenue during the six months ended June 30, 2026 compared to the prior year period, is also due to a $132,000 negative non-cash cumulative accounting adjustment recorded in the first quarter of 2026 to reflect an update to the Cigar Lake mineral resource estimate (June 30, 2025 - $113,000 positive non-cash cumulative accounting adjustment).

During the three and six months ended June 30, 2026, the Company also recorded accounting accretion expense of $682,000 and $1,418,000, respectively on the toll milling deferred revenue balance (June 30, 2025 – $719,000 and $1,397,000). Annual accretion expense will decrease over the life of the agreement, as the deferred revenue liability decreases over time, and fluctuations may occur due to the change in the timing of the estimated CLJV toll milling activities discussed above. During the six months ended June 30, 2026, an adjustment of $54,000 was recorded to increase life-to-date accretion expense as a result of an update to the Cigar Lake mineral resource estimate (June 30, 2025 - $41,000 adjustment to decrease life-to-date accretion expense).

The impact of the current and prior period true-ups to revenue and accretion are non-cash.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, costs relating to Denison’s legacy mine sites in Elliot Lake, as well as cost of sales related to the sale of uranium, when applicable. Operating expenses in the three and six months ended June 30, 2026 were $1,313,000 and $2,775,000, respectively (June 30, 2025 – $1,386,000 and $2,609,000).

Included in operating expenses is depreciation expense relating to the McClean Lake mill of $448,000 and $1,227,000, respectively (June 30, 2025 – $800,000 and $1,593,000), as a result of processing 2.9 and 7.8 million pounds U3O8 for the CLJV in the applicable period (June 30, 2025 – 5.1 million and 10.1 million pounds U3O8). Also included in operating expenses are costs related to the Company’s Elliot Lake legacy mine sites of $423,000 and $827,000, respectively (June 30, 2025 – $302,000 and $510,000), and development costs of the MLJV and MWJV and other operating costs of $242,000 and $353,000, respectively (June 30, 2025 – $284,000 and $506,000).

In 2024, the MLJV began construction to prepare the McClean North deposit for SABRE mining and, in 2025, the site achieved commercial production.

During the first six months of 2026, mining activities were minimal and consisted largely of resource confirmation drilling prior to the placement of the pilot holes for 2026 mining operations. Excavation of mining cavities and active mining activities resumed at the end of May and recovered ore is expected to be processed through the mill in the third quarter of 2026.

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial and Operational Review

The following tables provides a financial and operational review of the McClean Lake SABRE mining activities.

MLJV operational results for the six months ended June 30, 2026
	Units	100% Basis	Denison’s 22.5% Share
Ore Mined	Tonnes	933	210
Average grade	% U3O8	8.49%	8.49%
Ore Mined	lbs U3O8	174,628	39,291
Millfeed	lbs U3O8	15,315	3,446
Finished goods produced	lbs U3O8	-	-

MLJV inventory Physicals – Denison’s Share
	Units	June 30	December 31
Stockpiled production	lbs U3O8	71,617	35,772
Ore-in-circuit	lbs U3O8	5,857	2,411
Finished Goods	lbs U3O8	145,926	145,926

MLJV inventory Value – Denison’s Share
	June 30	December 31
Stockpiled production	$4,959	1,018
Ore-in-circuit	449	135
Finished Goods	6,847	6,847

No sales were made during the quarter. Included in the total cost of finished goods are $1,647,000 in non-cash costs. The average cash operating cost of finished goods in inventory is approximately $36 per pound U3O8 (approximately US$26 per pound U3O8).

WHEELER RIVER URANIUM PROJECT

The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. At June 30, 2026, the WRJV is owned by the Company (90%) and JCU (10%), and Denison owns 50% of the shares of JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, which includes the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

ATHABASCA BASIN
McClean Lake
Cigar Lake
McArthur River
Wheeler River
Key Lake
Gryphon Deposit
Probable Mineral Reserves
49.7 Mlbs U_3O_8 @ 1.8%
1,257 ktonnes of mineralization
Phoenix Deposit
Proven Mineral Reserves
3.4 Mlbs U_3O_8 @ 24.5%
6.3 ktonnes of mineralization
Probable Mineral Reserves
53.3 Mlbs U_3O_8 @ 11.4%
212.7 ktonnes of mineralization
Wheeler River Property Outline
N
Existing Access Road
Existing Power Line
Existing Exploration Camp
Gravel Pit
Access Road
Power Line
Mine Camp
Discharge
Airstrip
4 km
Wheeler River Property
Further details regarding the Wheeler River project are provided in the NI 43-101 technical report titled "NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada" with an effective date of June 23, 2023. The technical report is posted on the company's website at www.denisonmines.com and is available under its profile on SEDAR at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.shtml

Further details regarding Wheeler River, including the estimated mineral reserves and resources for Phoenix and Gryphon, are provided in the technical report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023 (‘Wheeler Technical Report’) and the update to estimated Phoenix initial capital costs disclosed in the Company’s AIF and Form 40-F dated March 30, 2026. Copies of the Wheeler Technical Report, AIF and Form-F are available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

Phoenix Mine Development

In October 2024, the WRJV Management Committee approved the findings and recommendations of the Phoenix FS providing the WRJV’s approval for development and construction of the project in accordance with the Phoenix FS.

Significant regulatory, engineering, and construction planning progress was made throughout 2025, which positioned Phoenix in a construction-ready state. Additionally, based on substantial completion of project engineering and execution of significant procurement activities since 2023, the Company provided an updated initial capital cost estimate for the Project in January 2026 (‘Updated Capex’).

When compared to the 2023 Phoenix FS, using the same basis to determine the base-case uranium sales price for the Project (UxC’s “Composite Midpoint” spot price scenario, using constant dollars), the projected base-case adjusted after-tax NPV for the Project remains effectively the same, as the increase in initial post-FID capital costs is offset by a modest improvement in the uranium price assumptions since mid-2023.

MANAGEMENT’S DISCUSSION & ANALYSIS

After incorporating the Updated Capex, Phoenix continues to be projected to produce robust economic results across all economic measures (see table below), including a base-case adjusted after-tax NPV to Initial Capital Cost factor of 2.6 to 1, and a high internal rate of return (‘IRR’).

Phoenix Initial Capital Cost Estimate Comparison (100% basis)
	2023 Phoenix FS(1) (2022 Dollars)	Updated Capex Estimate(2) (2026 Dollars)
Post-FID Initial Capital	$419.4 million	$600.0 million
Base Case Uranium Price(3)	UxC Comp. Midpoint Q2 2023 (US$66.53/lb - US$70.11/lb)	UxC Comp. Midpoint Q4 2025 (US$68.89/lb - US$78.36/lb)
Post-Tax Payback Period(4)	~10 months	~12 months
Post-Tax NPV8%(5)	$1.56 billion	$1.57 billion
Post-Tax NPV8%(5) to Initial Capex Factor	3.7	2.6
Post-Tax IRR(5)	90%	73%
Notes:
(1)
Based on the 2023 Phoenix FS.
(2)
Estimated project economics reflect Updated Capex and revised base case uranium price, as described herein. All other costs and production estimates are consistent with the 2023 Phoenix FS and are shown from the point in time in which an FID is made and excludes pre-FID expenditures.
(3)
UxC forecast is based on “Composite Midpoint” constant dollar scenario from UxC's Q2 2023 and Q4 2025 Uranium Market Outlook (‘UMO’), as outlined above.
(4)
Payback period is stated as number of months to payback post-FID initial capital expenditures from the start of uranium production.
(5)
Post-tax NPV, IRR and payback period are based on the “adjusted post-tax” scenario in the 2023 Phoenix FS, which includes the benefit of certain entity level tax attributes which are expected to be available and used to reduce taxable income from the Phoenix operation.

There are no material changes to the technical information included in the 2023 Phoenix FS, and Denison continues to expect the estimated construction timeline, annual rates of uranium production, operating costs, sustaining capital costs and reclamation costs to be largely consistent with the 2023 Phoenix FS. Accordingly, Denison is not, at this time, providing any updates to the Phoenix operating cost or other estimates in the Wheeler Technical Report (defined below); however, it may do so in the future.

Summary of Key Phoenix Operational Parameters (100% basis)(1)
Mine life	10 years
Proven & Probable reserves(2)	56.7 million pounds U3O8 (219,000 tonnes at 11.7% U3O8)
First 5 years of reserves(3)	41.9 million pounds U3O8 (Average 8.4 million lbs U3O8 / year)
Remaining years of reserves	14.8 million pounds U3O8 (Average 3.0 million lbs U3O8 / year)
Initial capital costs(4)	$600.0 million
Average cash operating costs	$8.51 (US$6.28) per pound U3O8
All-in cost(5)	$24.92 (US$18.41) per pound U3O8
Notes
(1)
Based on the Phoenix FS, as updated for the capital cost update. See Denison press release dated January 2, 2026.
(2)
See Denison press release dated June 26, 2023 for additional details regarding Proven & Probable reserves.
(3)
The first five years is determined by reference to the 60-month period that commences at the start of operations.
(4)
Initial capital costs exclude $100.0 million in estimated pre-FID expenditures expected to be incurred before the project’s FID has been made. See Denison press release dated January 2, 2026.
(5)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following 3D model illustrates the mining and processing infrastructure planned for Phoenix.

In February 2026, following receipt of the final regulatory approvals required to commence construction of Phoenix, Denison made its FID and site preparation and early works activities started in March 2026. Full-scale construction activities commenced during July 2026.

Costs, other than payments related to long-lead capital items incurred prior to the Company’s determination that the project was technically viable and commercially feasible in late February 2026, were expensed as evaluation expenses. Eligible costs incurred subsequent to achieving technical viability and commercial feasibility have been capitalized as part of the Phoenix assets under construction, and costs associated with sustainability activities that are not eligible for capitalization to the Phoenix assets under construction have been expensed as mine development expenses.

Project Expenditures

A summary of the current period and life to date actual expenditures for the Project in comparison to the Updated Capex (see Denison press release dated January 2, 2026), including both pre-FID and post-FID spend, is shown below:

(‘000)	Updated Capex	YTD Actual to June 30, 2026	LTD(1) Actual to June 30, 2026
Pre FID	(100,000)	(9,067)	(62,830)
Post FID	(600,000)	(48,493)	(48,493)
Total	($700,000)	($57,560)	($111,323)
Notes:
(1)
Life to Date from 2023 Phoenix FS

Current Period Activities

During the six months ended June 30, 2026, the Company completed activities related to (1) detailed design engineering, (2) construction planning, (3) mobilization of construction personnel and equipment, site preparation and early works construction, (4) metallurgical testing and (5) environment and sustainability initiatives. Costs incurred prior to FID were recorded as evaluation expenses and all costs, other than costs associated with sustainability activities incurred subsequent to FID, have been capitalized to the Phoenix Asset Under Construction. Sustainability costs incurred subsequent to FID have been recorded as mine development expenses.

In addition, long-lead procurement activities continued to advance during the second quarter of 2026, with all costs incurred capitalized to the Phoenix Asset Under Construction.

MANAGEMENT’S DISCUSSION & ANALYSIS

Detailed Design Engineering

Detailed design engineering for the Project is substantially complete with 90% total engineering completed and approximately 95% of primary engineering deliverables issued for construction. The remaining engineering relates to the latter phases of project construction and is expected to be completed during 2026.

Construction Planning

Construction planning efforts for Phoenix commenced in 2024 and construction execution schedules and construction methodologies were developed for each key scope of work, allowing major contract tendering to progress.

Early in 2026, Wood was awarded the CM Contract to oversee the construction of the Phoenix mine. The CM Contract currently contemplates procurement and construction management scopes, whereby Wood will be responsible for (i) construction management of the full processing plant scope, (ii) installation of certain site infrastructure, and (iii) integrated project controls, ongoing procurement support, on-site safety oversight, as well as maintaining reporting and performance management standards. Such services will be provided by Wood in close consultation with Denison, with members of Wood's team and Denison's team holding complementary roles in an integrated project management team.

Mobilization, Site Preparation and Full-Scale Construction Commencement

In March 2026, the Construction Management team mobilized to site and clearing and grubbing activities were initiated to allow for the establishment of critical construction facilities, including contractor management facilities, equipment laydown areas, and transportation infrastructure, including a helipad.

As of late July 2026, Site clearing activities were substantially completed and approximately 20% of overall site civil work was estimated to be completed. Importantly, near 100% completion has been achieved for the civil subgrade work required for the process plant and wellfield areas, which is needed to facilitate the planned concrete pour for the plant and the initiation of the freeze wall installation program. Civil works have also progressed in the area of the airstrip and the substation, and have facilitated the establishment of construction management facilities and the installation of a temporary construction camp, which has increased the accommodation capacity on site to approximately 400 people.

The civil works for the phase one wellfield area were completed in July 2026, and drilling crews have mobilized to site and commenced the drilling for the freeze wall.

Aggregate production required for site civil areas has continued throughout the second quarter at a nearby quarry and is being stockpiled on site. In addition, a concrete batch plant has been mobilized to site and schedule-critical concrete pours (including the substation and the main process plant slab) are expected to commence in August 2026.

Prior to the completion of the airstrip, scheduled for later in 2026, the majority of construction personnel are being transported to site via an 18-passenger helicopter. Regular air transport commenced in April 2026, following the completion of the construction of the site helipad.

Metallurgical Testing

During the second quarter of 2026, the Phoenix metallurgical test program continued at the Saskatchewan Research Council (‘SRC’) laboratory facilities in Saskatoon, including a hybrid core leach test which will provide additional information for both leaching and remediation of the Phoenix deposit, as well as other test work focused on process circuit testing to optimize performance. Additionally, the Company continues to evaluate opportunities to increase the efficiency of the effluent treatment process and the consolidation of stored gypsum precipitate produced during effluent treatment.

Environment

Environmental Assessment and Licensing Activities

Two-part Canadian Nuclear Safety Commission (‘CNSC’) Hearings for the EA and Licence to Construct the Project were held in October and December 2025. On February 19, 2026, the CNSC announced the Commission’s decision to approve the EA and Construction Licence.

In July 2025, Denison received Ministerial approval of the Provincial EA under The Environmental Assessment Act of Saskatchewan to proceed with the development of the Wheeler River Uranium Project. The Provincial approval was the subject of a judicial review application, filed by Peter Ballantyne Cree Nation (‘PBCN’) on October 28, 2025, which asserted that the Government of Saskatchewan breached its duty to consult with PBCN.

MANAGEMENT’S DISCUSSION & ANALYSIS

In June 2026, PBCN withdrew its judicial review application filed in the Court of King’s Bench for Saskatchewan. As a result of further engagement with Denison, PBCN has now formally provided its consent to and support for the development and operation of Denison's Wheeler River Project.

In December 2025, Denison received Approval to Construct a Pollutant Control Facility under The Environmental Management and Protection Act, 2010 (Saskatchewan) for site early works including clearing, grubbing and earth and drainage works. On May 8, 2026, Denison received provincial approval to construct the remainder of the mine facility.

Sustainability Activities

Community Engagement Activities

Denison has secured consent and support for the Project from over 30 Indigenous nations, organizations and municipalities including:

●
English River First Nation;
●
Kineepik Métis Local #9;
●
the Northern Village of Pinehouse, the Northern Village of Ile a la Crosse, the Northern Village of Beauval, the Northern Hamlet of Cole Bay and the Northern Hamlet of Jans Bay;
●
Ya’thi Néné Lands and Resources along with the three First Nations of Fond du Lac, Black Lake and Hatchet Lake, as well as the four municipalities of Uranium City, Stony Rapids, Camsell Portage and Wollaston Lake;
●
Métis Nation – Saskatchewan, along with MN-S Northern Region 1, MN-S Northern Region 3, and 13 Métis Locals
●
Birch Narrows Dene Nation; and
●
Peter Ballentyne Cree Nation.

Denison continues to work closely with these communities to uphold its commitments spanning several impact-benefit type agreements, and to ensure leadership and residents have access to timely information about Denison’s activities.

Procurement and Construction Contract Advancement

Procurement efforts related to Phoenix continue to progress with a total of 134 procurement and construction packages currently assessed as required for the project. As at June 30, 2026, 98 packages have been awarded and procurement and contracting activities are in progress for the remaining packages. All packages with a long-lead time including electrical equipment such as the substation transformer, high voltage sub-station yard equipment, electrical switch gear, E-house electrical buildings and diesel power generators, as well as process equipment, including control systems, drum filling station, process thickeners, sand filters and centrifuges, have also been purchased. Overall, the procurement effort is on track for receipt of equipment and materials to meet construction schedule.

As at June 30, 2026, 26 construction services contracts have been awarded, and a further 14 packages are either in bid evaluation or RFP development.

At June 30, 2026, the WRJV has commitments for $229,006,000 related to capital purchases and construction contracts. These commitments are expected to be incurred over the next 24 months.

Gryphon Mineral Property Evaluation

The ‘Gryphon Update was completed in 2023 and was largely based on the 2018 PFS, with efforts targeted at the review and update of capital and operating costs, as well as various minor scheduling and design optimizations. The study remains at the PFS level of confidence. No cost update has been made for Gryphon since the Wheeler Technical Report.

Overall, the Gryphon Update demonstrates that the underground development of Gryphon is a positive potential future use of cash flows generated from Phoenix, as the project can leverage existing infrastructure to provide an additional source of low-cost production.

MANAGEMENT’S DISCUSSION & ANALYSIS

Summary of Gryphon Economic Results (100% Basis) – Base Case
Uranium selling price	US$75/lb U3O8(1) (Fixed selling price)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(3)	83.0%
Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$1.43 billion (+148%)
Pre-tax IRR(3)	41.4%
Pre-tax payback period(5)	~20 months
Post-tax NPV8%(3)(6)	$864.2 million
Post-tax IRR(3)(6)	37.6%
Post-tax payback period(5)(6)	~22 months
Notes
(1)
Fixed selling price is based on the forecasted annual “Composite Midpoint” long-term uranium price from UxC’s Q2’2023 UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023, and the Wheeler Technical Report (defined below) for details.
(2)
Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)
NPV and IRR are calculated to the start of construction activities for the Gryphon operation, and excludes $56.5 million in pre-FID expenditures.
(4)
Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)
Payback period is stated as number of months to payback from the start of uranium production.
(6)
There is no “adjusted” post-tax case for Gryphon, given that the entity level tax attributes of the Wheeler River Joint Venture owners are assumed to have been fully depleted by the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report for details.

Summary of Key Gryphon Operational Parameters (100% basis)
Mine life	6.5 years
Probable reserves(1)	49.7 million lbs U3O8 (1,257,000 tonnes at 1.8% U3O8)
Average annual production	7.6 million lbs U3O8
Initial capital costs(2)	$737.4 million
Average cash operating costs	$17.27 (US$12.75) per lb U3O8
All-in cost(3)	$34.50 (US$25.47) per lb U3O8
Notes
(1)
See Denison press release dated June 26, 2023 for additional details regarding Probable reserves.
(2)
Initial capital costs exclude $56.5 million in estimated pre-FID expenditures expected to be incurred before an FID has been made.
(3)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

Current Period Activities

During the three and six months ended June 30, 2026, Denison’s share of evaluation expenditures at Gryphon was $4,782,000 and $6,986,000, respectively (June 30, 2025 – $235,000 and $483,000). The increase in evaluation expenditures at Gryphon was due to an increase in field-based activities, including diamond drilling, geotechnical and hydrogeological evaluations.

In the first quarter of 2026, a multi-purpose winter drilling program was carried out which included the completion of (i) a resource delineation hole, (ii) a metallurgical sample hole and (iii) two HQ geotechnical/hydrogeological holes – one at the expected location of the main shaft and another proximal to planned underground workings to support future trade-off and mining evaluation studies.

In June 2026, drilling resumed with (i) three HQ geotechnical/hydrogeological holes to support future trade-off and mining evaluation studies – one of which will be at the expected location of the ventilation shaft and others proximal to planned underground workings, and (ii) a summer delineation drilling program aimed at determining if there are additional mineral resources both along strike and down plunge of the Gryphon orebody.

Also, during the second quarter of 2026, a Gryphon metallurgical testing program commenced, which includes using cores recovered during the winter drilling program to test assumptions from the 2018 PFS regarding the typical production circuits necessary to produce U3O8.

MANAGEMENT’S DISCUSSION & ANALYSIS

PIPELINE MINERAL PROPERTY EVALUATION

During the three and six months ended June 30, 2026, Denison’s share of evaluation expenditures at its pipeline properties was $978,000 and $1,749,000, respectively (June 30, 2025 – $1,678,000 and $4,013,000).

The decrease in evaluation expenditures for pipeline properties in the three and six month periods ended June 30, 2026, as compared to the prior year period, is primarily due to field activities at THT East Pod and Waterbury undertaken in 2025 while activities in 2026 have focused on metallurgical testing and progression of the PFS for the KLP project.

Evaluation activities on pipeline properties were minimal in the quarter and are summarized in the following table.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership	Evaluation activities
Waterbury Lake	70.55%(1)	Continuation of ISR metallurgical testing
Midwest	25.17%	Continuation of ISR metallurgical testing. Initiation of SABRE engineering studies.
Kindersley Lithium Project (‘KLP’)	30%(2)	Progression of a PFS for the KLP project.

Notes
(1)
Denison’s ownership position as at June 30, 2026.
(2)
Pursuant to an earn-in agreement executed in January 2024, Denison can earn up to a 75% interest in the KLP through a series of options exercisable with direct payments and work expenditures. As at June 30, 2026, Denison has not yet vested an ownership interest in the project; however, it has incurred expenditures that would entitle it to vest a 30% interest in the KLP if it elected to cease to fund further project expenditures towards the earn-in arrangement.

MINERAL PROPERTY EXPLORATION

During the three and six months ended June 30, 2026, Denison’s share of exploration expenditures was $2,727,000 and $9,228,000, respectively (June 30, 2025 – $2,510,000 and $10,564,000). The decrease in exploration expenditures in the six month period ended June 30, 2026, as compared to the prior year period, is primarily due to a decrease in winter exploration activities at Wheeler River to accommodate camp and mine construction.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarizes the 2026 exploration activities to the end of June 30, 2026. For exploration expenditures reported in this MD&A, all amounts are reported for the three and six months ended June 30, 2026.

MANAGEMENT’S DISCUSSION & ANALYSIS

EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Bachman Lake	100.00%	-	Geophysical Survey
Brown Lake	100.00%	-	Geophysical Survey
CLK	80.00%(2)	-	Geophysical Survey
Crawford	100.00%		Geophysical Survey
Darby	30.00%(3)	2,952 (3 holes)	-
Ford Lake	100.00%	-	Geophysical Survey
Getty East	30.00%(4)	-	Geophysical Survey
Hatchet Lake	56.12%(5)	4,589 (22 holes)	-
Hook Carter	75.00%(6)	1,529 (3 holes)	-
McClean Lake	22.50%	9,756 (41 holes)	Geophysics Survey
Moon Lake	100.00%	-	Geophysical Survey
Moon Lake South	75.00%(7)	-	Geophysical Survey
Murphy Lake North	30.00%(3)	2,015 (5 holes)	Geophysical Survey
RL / Russell Lake	20.00%(4)	4,288 (11 holes)	Geophysical Survey
Wheeler River	95.00%(8)	1,675 (2 holes)	Geophysical Survey
Waterfound	24.68%(9)	14,765 (25 holes)	Geophysical Survey
Wheeler North	49.00%(4)	1,915 (3 holes)	-
Wolly	27.73%(10)	7,143 (25 holes)	Geophysical Survey
Total		50,627 (140 holes)
Notes
(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Denison’s effective ownership interest as at June 30, 2026. See Subsequent Events for further details.
(3)
Denison’s effective ownership interest as at June 30, 2026. The remaining interest was acquired by Cosa Resources Corp. in January 2025.
(4)
Denison’s effective ownership interest as at June 30, 2026. The remaining interest is owned by Skyharbour Resources Ltd.
(5)
Denison’s effective ownership interest as at June 30, 2026. See Subsequent Events for further details.
(6)
Denison’s effective ownership interest as at June 30, 2026.The remaining interest is owned by Greenridge Exploration Inc.
(7)
Denison’s effective ownership interest as of June 30, 2026. The remaining interest is owned by CanAlaska Uranium Limited.
(8)
Denison’s effective ownership interest as at June 30, 2026, including an indirect 5.0% ownership interest held through JCU.
(9)
Denison’s effective ownership interest as at June 30, 2026, including an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU. The remaining interest is owned by Orano Canada.
(10)
Denison’s effective ownership interest as at June 30, 2026, including an indirect 6.39% ownership interest held through Denison’s 50% ownership of JCU. The remaining interest is owned by Orano Canada.

MANAGEMENT’S DISCUSSION & ANALYSIS

At June 30, 2026, the Company’s land position in the Athabasca Basin, remained unchanged at 457,321 hectares (256 claims), as illustrated in the figure below. The land position reported by the Company excludes the land positions held by JCU.

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River during the three and six months ended June 30, 2026, was $888,000 and $2,296,000, respectively (June 30, 2025 - $1,159,000 and $6,303,000).

A five-line 179.2 line-kilometres Stepwise Moving Loop Electromagnetic (‘SWML EM’) survey was completed during the first quarter of 2026. The survey used a LandTEM SQUID (Superconducting Quantum Interference Device) sensor, which generates higher quality data when compared to the historic EM surveys conducted on the Property, to fill in gaps in historical coverage including in the vicinity of the Phoenix and Gryphon deposits. Initial interpretation of survey data indicates strong continuous EM responses across all lines generating targets that are being evaluated further and anticipated to be incorporated into future drill programs.

A single-hole exploration diamond drilling program was completed at Gryphon during the first quarter, in conjunction with the ongoing evaluation field program discussed above. The drill hole was completed to a final depth of 1,055 metres and designed to collect preliminary geological information from the extreme down plunge extent of the deposit to inform the exploration drilling program planned for the third quarter of 2026.

In the second quarter of 2026, an estimated 5,000 metre drilling program commenced. The program is focused on exploration targets situated close to infrastructure currently under construction at Phoenix and/or potential future infrastructure for the Gryphon project. These areas include K-West, RE/RW, and a target area north of Phoenix. These targets are following up on geophysical anomalies and historic drilling results. By the end of the second quarter of 2026 nearly 1,300 metres of diamond drilling have been completed in two completed drill holes and one drill hole in progress at Phoenix North. Phoenix North is located approximately 600 meters N-NE of the Phoenix deposit proper and is characterized as a series of sandstone resistivity low anomalies coincident with underlying conductive units on the interpreted hanging wall on the regional quartzite ridge unit.

MANAGEMENT’S DISCUSSION & ANALYSIS

Drill hole WR-857, was completed approximately 160 meters north-east of historic drill hole ZR-18 and intersected weak unconformity associated mineralization including 0.07% eU3O8 over 0.5 meters and 0.20% eU3O8 over 1.0 meter from 415.8 meters and 417.6 meters, respectively, utilizing a 0.05% eU3O8 cut-off. This is an encouraging result for an area with minimal previous exploration. As a result, additional exploration is warranted in this area and follow up is expected to occur during the remainder of the program, which is expected to continue to the end of the third quarter of 2026.

2026 Wheeler River Exploration Drill Hole Intercepts
Drill Hole	Orientation (azimuth/dip)	From (m)	To (m)	Length (m)(1)	%eU3O8(2)
WR-857	300º/-70º	415.8	416.3	0.5	0.07
WR-857	300º/-70º	417.6	418.6	1.0	0.20
Notes
(1)
Lengths indicated represent the down-hole length of mineralized intersections above a composited cut-off grade 0.05% eU3O8.
(2)
eU3O8 interval is radiometric equivalent uranium from a calibrated total gamma down-hole probe. All intersections have been sampled for chemical U3O8 assay. Assay samples have been sent to the SRC for processing.

A large regional 5,036 line-kilometer VTEM airborne survey, flown over several properties, was also completed in the second quarter of 2026, including 397 line-kilometers flown over the Wheeler River property. The survey is designed to confirm and more accurately map the extent of conductors initially identified with airborne MegaTEM and ground TEM surveys.

Exploration Pipeline Properties

During the three and six months ended June 30, 2026, exploration field programs were carried out at 18 of Denison’s pipeline properties (three operated by Denison). Denison’s share of exploration costs for these properties was $2,205,000 and $6,134,000, respectively (June 30, 2025 – $967,000 and $3,552,000).

The Company continues to invest in its Athabasca Basin exploration portfolio with an objective to make meaningful new uranium discoveries.

MANAGEMENT’S DISCUSSION & ANALYSIS

Geophysics

As discussed above, a large regional 5,036 line-kilometre VTEM airborne survey was completed in the second quarter of 2026, covering Bachman Lake (2,134 line-kilometre), Brown Lake (129 line-kilometre), Crawford Lake (302 line-kilometre), Ford Lake (1,041 line-kilometre), Moon Lake (420 line-kilometre), Moon Lake North (64 line-kilometre), and Moon Lake South (549 line-kilometre). The application of modern VTEM across a large group of Denison’s eastern Athabasca Basin exploration properties is expected to produce a high-quality conductivity map of the region, which is intended to resolve and refine the geometry of conductors in a manner that historic surveys could not. Overall, the objective of the survey is to confirm and more accurately map the extent of conductors initially identified with airborne MegaTEM and ground TEM surveys.

Darby

In January 2025, the Company completed a transaction with Cosa pursuant to which Cosa acquired a 70% stake in Darby, entered into a joint venture agreement with Denison, and assumed operatorship of the project, subject to the conditions for retaining Cosa’s interest as provided for in the acquisition agreement between Cosa and the Company

In the first quarter of 2026 Cosa completed approximately 2,952 metres of diamond drilling at Darby in 3 holes testing the high priority targets identified by Cosa’s 2025 core relogging and reinterpretation program. The targets were in the immediate vicinities of historic drill holes that intersected zones of coincident sandstone alteration and anomalous uranium content proximal to significant graphitic basement faults. Initial results showed some elevated uranium geochemistry that requires further follow up.

In the second quarter of 2026, Cosa prepared a plan to follow up the results from the winter drilling with 2,000 metres of diamond drilling on the Gamma and Bravo Trends. Targets for the Gamma Trend are expected to include follow up of the intersected broad zone of structure with significant unconformity offset, alteration, and elevated to strongly anomalous uranium geochemistry on trend with historical uranium mineralization. Drilling at Bravo is expected to follow up on historical results including favourable structure, alteration, and uranium mineralization.

Getty East

In December 2025, the Company completed a transaction with Skyharbour Resources Ltd. (‘Skyharbour’) pursuant to which Denison acquired a 30% stake in Getty East and entered into an agreement with Skyharbour (70%), where Denison has an option to acquire up to an additional 40% interest through a two phase earn-in and can become the operator of the joint venture. Skyharbour is currently the operator of the project.

A 108 line-kilometre SWML EM survey commenced at Getty East and RL (see below) during the first quarter of 2026. The survey crews were demobilized in late April 2026 due to deteriorating ground conditions and remobilized in mid-May 2026 to complete the survey. In early June 2026 the survey was modified with additional lines completed as a Fixed Loop Electromagnetic (‘FLEM’) survey to allow the remaining survey to be completed in a timely manner. The results of the combined SWML EM and FLEM survey are expected to be used to generate targets for a 3,600-metre diamond drill exploration program planned for the third quarter of 2026.

Hatchet Lake

Hatchet Lake is a joint venture between Denison (70.15%) and Trident Resources Corp. (29.85%). Denison has entered into an option agreement with Foremost whereby Foremost can acquire up to a 51% interest in the project via a three-phased earn in option on a portfolio of properties. In July 2026 the conditions of the second phase of the earn-in option were met, and Foremost vested a 35.78% stake in the Hatchet Lake joint venture from Denison’s share in the project, thereby reducing Denison’s interest to 34.37%. Foremost is the operator of the project during the earn-in period.

In the first quarter of 2026, Foremost completed a total of ten diamond drill holes (2,113 metres) as part of a drill program at the Tuning Fork target area. Drilling, including follow up of drill hole TF-25-16, which intersected 6.2 metres of 0.10% eU3O8 in 2025, intersected unconformity-related uranium mineralization in five drill holes, highlighted by 0.34% eU₃O₈ over 4.6 metres, including a high-grade interval of 1.0% eU₃O₈ over 1.4 metres. Three drill fences stepping out from drill hole TF-25-16 resulted in the interpreted expansion of the mineralized footprint of the system to over 150 metres of strike length.

Highlights from 2026 drilling include (i) drill hole TF-26-30, which intersected 0.34% eU3O8 over 4.6 metres from 138.1 metres (includes 1.0% eU3O8 over 1.4 metres), (ii) drill hole TF-26-24, which intersected 0.06% eU3O8 over 6.9 metres from 134.0 metres, and (iii) drill hole TF-26-27A, which intersected 0.13% eU3O8 over 0.7 metres from 140.0 metres.

MANAGEMENT’S DISCUSSION & ANALYSIS

The drill program continued into the second quarter with four additional drill holes completed, two at Tuning Fork and two at the Hatchet North claims respectively.

Assays remain pending, and preliminary results from the drilling program are currently being interpreted.

Hook Carter

The Hook Carter Project is a joint venture between Denison (75%) and Greenridge Exploration Inc. (‘Greenridge’) (25%). The project is located in the southwestern portion of the Athabasca Basin in Northern Saskatchewan, comprising 11 mineral claims for a total of 25,115 hectares, and is host to 15 kilometres of strike potential along the prolific Patterson Corridor – which is known to host significant delineated uranium deposits on other properties.

During the first quarter of 2026, three drill holes were completed totaling 1,529 metres testing previously identified EM targets on the Derkson and Patterson Corridors. On the Derkson Corridor, a single hole testing an EM anomaly along strike of historic off-property mineralization intersected a 75 metre wide alteration zone in the overlying sandstone directly above the unconformity at 272 metres. Given the absence of conductive basement geology, additional follow up is warranted to further assess the source of the overlying sandstone alternation and EM anomaly.

Two of the 2026 holes tested EM anomalies along the Patterson corridor spaced 1,200 metres apart along strike. Both drill holes intersected significant sandstone alteration and structural disruption in the lower 130 metres until the unconformity at approximately 420 metres. Trace graphite was intersected in the basement units. The interpreted results have upgraded the potential of this portion of the Patterson trend and warrant future exploration.

The 2026 drilling program was primarily funded by Greenridge under the terms of an agreement whereby Greenridge increased its ownership in the project from 20% to 25% by funding $3,000,000 in project expenditures.

During the second quarter of 2026, planning was undertaken for a proposed summer geophysical and soil sampling program over the prospective Derkson Trend, following up on the favourable alteration and geochemistry results of the drill hole completed on this trend during the first quarter of 2026.

Murphy Lake North

In January 2025, the Company completed a transaction with Cosa pursuant to which Cosa acquired a 70% stake in Murphy Lake North (‘MLN’), entered into a joint venture agreement with Denison, and assumed operatorship of the project, subject to the conditions for retaining Cosa’s interest as provided for in the acquisition agreement between Cosa and the Company.

In the first quarter, Cosa commenced a five-hole diamond drill program at MLN, which was completed in April after drilling 2,015 metres. The drilling followed up results from summer 2025 at the Cyclone trend, where broad zones of structure and alteration were intersected over a two kilometre strike length, targeting a gap in drilling at Cyclone and evaluating a potential untested trend approximately 100 metres south of Cyclone.

MLN26-013 was the first drill hole of the program and targeted a gap in previous drill testing along the main Cyclone trend. The drill hole intersected broad zones of moderately to strongly altered sandstone from 200 metres below surface to the unconformity at approximately 300 metres. Immediately below the unconformity a 5.0-metre wide zone of elevated radioactivity up to 14,000 cps was intersected. Results are being interpreted and warrant follow up.

A summer drilling program commenced in mid-June 2026, following up on mineralization intersected in MLN26-013. The program planned to consist of 15 drill holes totalling 6,000 metres. The program is expected to follow up on parallel faults and alteration zones, which remain untested at the ideal unconformity contact.

RL / Russell Lake

In December 2025, the Company completed a transaction with Skyharbour pursuant to which Denison acquired a 20% stake in Russell Lake (or “RL”) and entered into a joint venture agreement with Skyharbour (80%),

As disclosed above, a 108 line-kilometre SWML EM survey commenced at Getty East and RL and was completed using FLEM to enable it to be completed in a timely manner. The results of the combined SWML EM and FLEM survey are expected to be used to generate targets for diamond drill exploration program planned for the third quarter of 2026.

Field activity at the Russell Lake Project (RL Claims) during the second quarter of 2026 comprised of completion of a diamond drilling program at the South Russell target area, and completion of a ground electromagnetic (EM) survey carried out by EarthEx in the Kowalchuk Lake area. Geophysics and drilling programs concluded June 9th and June 29th respectively.

MANAGEMENT’S DISCUSSION & ANALYSIS

Eleven holes were completed (RSL26-01 through RSL26-11) for a program total of 4,288.2 metres. The completed holes intersected the sub-Athabasca unconformity into graphitic and non-graphitic metasediments, and Archean granitic gneiss, locally with granitic pegmatite; multiple EM conductors were intersected. Notable features include multiple sandstone- and basement-hosted fault zones, local grey alteration, and weakly anomalous radioactivity of 160 cps (RS-125 scintillometer) within a wide interval of faulted graphitic metasediments overlying strongly silicified lithologies.

McClean Lake

Orano initiated an exploration drilling program focused on the McClean South area in the first quarter of 2026. Historically two pods of uranium mineralization, the 8W and 8E pods, were defined along a conductor in the McClean South area with the 8C Pod discovered in 2021. The 8C pod hosts low to high-grade uranium mineralization over 150 metres of strike length between the 8W and 8E Pods.

The 2026 exploration program was designed to (1) further define and upgrade the understanding of potential mineral resources by completing select infill drilling within the mineralized envelope, (2) identify prospective structures or mineralization east of the 8E Pod, and (3) test large gaps in the historic drilling west of the 8W Pod for prospective structures and mineralization.

Forty-one holes were completed during the winter exploration drilling program for a total of 9,756 metres. Based on initial probing results, 22 drill holes intersected uranium mineralization above a cutoff grade of 0.05% eU3O8. Assay results for the 2026 winter exploration drilling program are pending.

MANAGEMENT’S DISCUSSION & ANALYSIS

Borehole EM was conducted on nine of the drill holes and acoustic televiewer was attempted in all holes. The final processed data from the borehole EM was received during the second quarter of 2026. A Moving Loop Transient Electromagnetic (ML-TEM) survey over the McClean West Grid area commenced in the first quarter of 2026 but was suspended due to adverse weather conditions in mid-March with 80% of the survey completed. The results of the ML-TEM are being considered.

Work in the second quarter of 2026 comprised working on geological interpretation and report writing. The final borehole EM processed data was received during the second quarter of 2026.

Waterfound

Waterfound is a joint venture between Orano Canada (62.42%), JCU (25.8%) and Denison (11.78%) and is operated by Orano Canada.

The project is located along the LaRocque Lake corridor, which hosts high-grade uranium mineralization at the Hurricane deposit (IsoEnergy), as well as the western extension of Hurricane and at the LaRocque Lake zone on the Cameco-operated Dawn Lake property. Waterfound hosts two zones of high-grade uranium mineralization: the Alligator and Crocodile Zones, which are both interpreted to sit on the D-1 North trend. Since the discovery of the Crocodile Zone (4.75% eU3O8 over 13.3 metres) in the winter of 2022, all exploration activity at Waterfound has focused on drilling the D-1 North trend.

In the first quarter of 2026, 25 drill holes were completed for 14,765 metres. Borehole EM surveys were completed on 14 of the 20 selected holes to characterize the conductive response along the D-1 North trend to further refine and resolve the position of the D-1 North conductor. Based on initial probing results, uranium mineralization exceeding a cutoff grade of 0.05% eU3O8 was encountered in 16 drill holes with final results of the borehole EM survey and final assay results are pending.

Wheeler North

In December 2025, the Company completed a transaction with Skyharbour pursuant to which Denison acquired a 49% stake in Wheeler North and entered into an agreement with Skyharbour (51%), where Denison is the Operator and has an option to acquire up to an additional 21% interest through a two phase earn-in.

During the first quarter of 2026, a three-hole drill program was completed at the Fox Lake Trail target area totalling 1,915 metres. This program was designed to further investigate the significant alteration and elevated uranium intersected in previous years’ program on the 7S conductor and to investigate the untested 1S and 3S conductors.

All three drill holes intersected favourable geology, including hydrothermal hematite in the lower sandstone with quartzite basement lithologies; however, conductive basement lithologies in response to the interpreted targets, were not intersected. Geochemical results are pending and are expected to be further incorporated into the identification of future potential drill targets in this area.

Planning of drilling targets for a fall drilling program commenced late in the second quarter of 2026. The planned 5,500 metre diamond drilling program is set to commence in the third quarter of 2026 with targets expected to focus on the Sphinx, Fork, and Grayling areas.

Wolly

The Wolly project is a joint venture between Orano Canada (65.88%, Operator), JCU (12.78%), and Denison (21.34%). Deposits previously discovered on the Wolly project were later partitioned into the McClean Lake property, including JEB, McClean North/South, and the Sue deposits.

Orano Canada is the operator of the project and carried out an exploration diamond drilling program during the first quarter of 2026. The program was designed to evaluate the Collins Creek and Emperor target areas. At Collins Creek historic drilling identified anomalous uranium along the trend, which could potentially host uranium pods similar to those found at McClean North and South. The Emperor trend represents the E-NE strike extension of the geological trend that hosts the Tamarack deposit, which is located approximately 1,200 metres to the west on the Cameco-operated Dawn Lake property.

Twenty-fives holes were completed for 7,143 metres during the first quarter of 2026, with 14 holes completed at Collins Creek, and 11 holes completed at the Emperor trend with associated borehole EM. Based on initial probing results, two of the holes completed at Collins Creek intersected low-grade unconformity-associated uranium mineralization exceeding a cutoff grade of 0.05% eU3O8.

MANAGEMENT’S DISCUSSION & ANALYSIS

All 11 holes completed at Emperor identified elevated uranium mineralization and one hole encountered low-grade mineralization above a 0.05% eU3O8 cutoff. Assay results for the program are pending. In addition to the drilling activities, an ML-TEM survey over the Pat North grid was completed during the first quarter of 2026. The final processed borehole EM data was received during the second quarter and the modelling of the ML-TEM and borehole EM was finalized in June 2026.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $6,565,000 and $12,405,000, respectively, during the three and six months ended June 30, 2026 (June 30, 2025 – $4,603,000 and $9,346,000). These costs are mainly comprised of head office salaries and benefits, share based compensation, audit and regulatory costs, legal fees, investor relations expenses, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the period was predominantly driven by an increase in (i) share-based compensation and (ii) head office salaries and benefits due to increases in headcount.

FINANCE INCOME AND EXPENSE

During the three and six months ended June 30, 2026, the Company recognized finance income of $43,022,000 and finance expense of $60,111,000, respectively (June 30, 2025 – finance expense of $293,000 and $118,000). Finance income and expense includes interest income generated on cash and cash equivalents held by the Company, interest expense due to the Convertible Notes, fair value gains/losses on the Convertible Notes and Capped Call options, and accretion expense.

Fair value loss on convertible notes conversion and redemption options and Capped Call options

On August 15, 2025, the Company completed its ‘US-Style’ offering of convertible senior unsecured notes for an aggregate principal amount of US$345,000,000 ($476,307,000). The holders of the Convertible Notes may convert their Convertible Notes after December 31, 2025, under the following circumstances: (1) the closing sale price of the Company’s common shares exceeds 130% of the conversion price of US$2.92 per share (US$3.79) for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter (the ‘Share Price Threshold’); (2) the trading price per US$1,000 principal amount of the Note is equal to or less than 98% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the Convertible Notes are called for redemption by the Company; or (4) after June 15, 2031. The conversion rate is 342.9355 common shares per US$1,000 principal amount of notes which represents a conversion price of approximately US$2.92 per share. Upon conversion, the Company can settle in shares, cash or a combination thereof, at its sole discretion.

The Company may redeem for cash all or any portion of the Convertible Notes on or after September 20, 2029, but only if Denison’s stock price reaches at least 130% of the conversion price for 20 out of the previous 30 consecutive trading days before each calendar quarter end. The redemption price represents 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest. The Convertible Notes contain a make-whole provision such that, in the event of a redemption, the conversion price is adjusted to ensure no loss to the Noteholders. Upon the occurrence of specified corporate transactions, such as a change of control, major corporate transaction, or liquidation, the Company must offer to repurchase all or part of the outstanding Convertible Notes for cash.

The Convertible Notes mature on September 15, 2031. Any Convertible Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Denison in cash at maturity.

Under IFRS 9, Financial Instruments, the conversion and redemption features of the Convertible Notes have been bifurcated from the host debt instrument and are accounted for as an embedded derivative (the ‘Embedded Derivatives’). These Embedded Derivatives are recorded at fair value and will be re-measured at each reporting date.

On issuance, the Convertible Notes were trading at a premium to their face value, with a fair value of $512,328,000 (US$371,091,000), resulting in a day one non-cash loss of $36,021,000. The fair value of the Embedded Derivatives on issuance was $205,086,000, resulting in a host liability being measured at $289,929,000 (the residual amount of $307,242,000 less $17,313,000 in transaction costs).

During the three months ended June 30, 2026, the Company’s share price decreased from US$3.53 at March 31, 2026 to US$3.06 at June 30, 2026, resulting in a decrease in the fair value of the Embedded Derivatives liability from $424,883,000 to $370,416,000, and thus a fair value gain of $54,467,000 for the three months ended June 30, 2026 (three months ended June 30, 2025 - $Nil).

MANAGEMENT’S DISCUSSION & ANALYSIS

During the six months ended June 30, 2026, the Company’s share price increased from US$2.63 at December 31, 2025 to US$3.06 at June 30, 2026, resulting in an increase in the fair value of the Embedded Derivatives liability from $316,444,000 to $370,416,000, and thus a fair value loss of $53,972,000 for the six months ended June 30, 2026 (six months ended June 30, 2025 - $Nil).

The change in fair value in both the three and six month periods on the Embedded Derivatives is primarily due to the change in the Company’s share price over the respective periods. The Share Price Threshold was not met during the three months ended June 30, 2026, and the Convertible Notes are not currently convertible or redeemable. Accordingly, if the Convertible Notes matured at June 30, 2026, and the Company chose to settle in cash, the settlement amount would have been US$345,000,000 ($489,762,000).

Concurrently with the issuance of the Convertible Notes, the Company purchased a package of cash-settled call options (the ‘Capped Calls’) with a strike price equal to the initial conversion price of the Convertible Notes (US$2.92) and with a cap price of US$4.32. This transaction effectively increased the conversion price of the Convertible Notes to US$4.32 per share (i.e., if the share price on conversion or maturity is over US$2.92 but less than US$4.32, the settlement value of the Convertible Notes will be higher than the US$345,000,000 face value; however, the proceeds received by the Company from the exercise of the Capped Calls will offset the incremental liability).

The purchase price for the capped call transactions was US$35,363,000 ($48,822,000). The Capped Calls are accounted for as a derivative instrument and are re-measured to fair value at each reporting date. The Capped Calls were initially valued at US$21,497,000 ($29,679,000) on August 15, 2025. The initial valuation resulted in a difference between the transaction price and the fair value on initial recognition of $19,143,000. The valuation on initial recognition is based on a valuation technique where not all the inputs are market-observable, and therefore under IFRS, the day one loss is deferred, and has been recorded as an asset on the statement of financial position, which will be amortized on a straight-line basis into net earnings over the contractual life of the Capped Calls. Including the deferral of the loss, the fair value of the Capped Call on December 31, 2025 was $47,993,000.

During the three months ended June 30, 2026, the Company’s share price decreased from US$3.53 to US$3.06, resulting in a decrease in the fair value of the Capped Calls from $61,211,000 to $56,754,000, and thus a fair value loss of $4,457,000 for the three months ended June 30, 2026 (three months ended June 30, 2025 - $Nil). During the six months ended June 30, 2026, the Company’s share price increased from US$2.63 to US$3.06, resulting in an increase in the fair value of the Capped Calls from $47,993,000 to $56,754,000, and thus a fair value gain of $8,761,000 for the six months ended June 30, 2026 (six months ended June 30, 2025 - $Nil).

Convertible Note interest expense

The Convertible Notes pay interest semi-annually at a rate of 4.25% per annum commencing on March 15, 2026. During the three and six months ended June 30, 2026, the Company recognised interest expense on the convertible notes of $5,074,000 and $10,102,000, respectively (June 30, 2025- $Nil and $Nil).

Accretion Expense – Convertible Notes

The transaction costs relating to the issue of the Convertible Notes along with the embedded derivatives are amortized over the life of the Convertible Notes using the effective interest method. During the three and six months ended June 30, 2026, the Company recognized an accretion expense of $5,449,000 and $10,665,000, respectively (June 30, 2025 - $Nil and $Nil).

Capitalization of Borrowing Costs

Following FID on February 24, 2026, the Company commenced capitalizing its borrowing costs in accordance with IAS 23, Borrowing Costs. For the three and six months ended June 30, 2026, borrowing costs of $1,685,000 and $2,081,000, (June 30, 2025 - $Nil and $Nil) were capitalized to Assets under Construction.

OTHER INCOME AND EXPENSE

During the three and six months ended June 30, 2026, the Company recognized net other income of $1,394,000 and $7,962,000, respectively (June 30, 2025 – net other income of $32,822,000 and $5,415,000).

Fair value gains/losses on uranium investments

In 2021, the Company acquired 2,500,000 pounds of U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access project financing in support of the future advancement and/or construction of Wheeler River.

MANAGEMENT’S DISCUSSION & ANALYSIS

Given that this material was acquired to be held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. In previous years, the Company sold 800,000 pounds of U3O8 at a weighted average price of $109.69 (US$79.99) per pound U3O8. During the second quarter of 2026, the Company sold 750,000 pounds of U3O8 at a weighted average price of $122.16 (US$89.17) per pound.

As at June 30, 2026, the Company held uranium investments of 950,000 pounds of U3O8, excluding the Company’s share of uranium production from mining activities.

During the three months ended June 30, 2026, the spot price of U3O8 increased from $116.82 (US$83.95) per pound U3O8 at March 31, 2026, to $120.45 (US$84.85) per pound U3O8 at June 30, 2026, resulting in a fair value of the Company’s uranium investments of $114,434,000 and mark-to-market gain for the three months ended June 30, 2026 of $7,456,000 (three months ended June 30, 2025 – mark to market gain of $31,776,000). During the six months ended June 30, 2026, the spot price of U3O8 increased from $111.93 (US$81.55) per pound U3O8 at December 31, 2025, to $120.45 (US$84.85) per pound U3O8 at June 30, 2026, resulting in a fair value of the Company’s uranium investments of $114,434,000 and mark-to-market gain for the six months ended June 30, 2026 of $15,782,000 (six months ended June 30, 2025 – mark to market gain of $4,527,000).

Fair value gains/losses on portfolio investments

During the three and six months ended June 30, 2026, the Company recognized a loss of $2,567,000 and $752,000, respectively on portfolio investments carried at fair value (June 30, 2025 – gain of $1,620,000 and $2,101,000). Gains and losses on investments carried at fair value are determined by reference to the closing share price of the related investee at the end of the period, or, as applicable, immediately prior to disposal.

Fair value gains/losses on F3 Debentures

During the year ended December 31, 2023, the Company completed a $15 million strategic investment in F3 Uranium Corp. (‘F3’) in the form of unsecured convertible debentures, which carry a 9% coupon and are convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. During the third quarter of 2024, F3 completed an arrangement whereby F3 transferred 17 prospective uranium exploration projects to F4 Uranium Corp. (‘F4’). As a result of the spin out, for the conversion price of $0.56, Denison will now receive one share of F3 and 1/10 of a share of F4 on conversion of the debentures. F3 has the right to pay up to one third of the quarterly interest payable by issuing common shares. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control. As a result of the debentures’ conversion and redemption features, the contractual cash flow characteristics of these instruments do not solely consist of the payment of principal and interest and therefore the debentures are accounted for as a financial asset at fair value through profit and loss.

During the three and six months ended June 30, 2026, the Company recognized mark-to-market loss of $375,000 and a gain of $155,000, respectively (June 30, 2025 – mark-to-market gain of $270,000 and mark-to-market loss of $508,000) on its investments in the debentures. For the three months ended June 30, 2026, the loss was primarily due to a decrease in the F3 share price between March 31, 2026 and June 30, 2026. For the six months ended June 30, 2026, the gain was primarily due to an increase in the F3 share price between December 31, 2025 and June 30, 2026, as well as a higher volatility, which increased the value of the debentures embedded conversion option.

Gain on receipt of proceeds from Uranium Industry a.s.

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (‘UI’) pursuant to an amended and restated share purchase agreement (the ‘GSJV Agreement’). The primary assets at that time were the exploration licences for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of US$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to US$12,000,000.

With respect to outstanding contingent consideration payable to Denison in relation to this transaction, in January 2022, the Company executed a Repayment Agreement with UI (the ‘Repayment Agreement’). Under the terms of the Repayment Agreement, UI agreed to make scheduled payments plus additional interest and fees, through a series of quarterly installments and annual milestone payments until December 31, 2025. As at March 31, 2026, US$702,000 remained outstanding under the Repayment Agreement.

On April 1, 2026, the Company received the remaining US$702,000 as full and final settlement of all amounts payable under the GSJV Agreement and the Repayment Agreement.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the three and six months ended June 30, 2026, as a result of the payment received, the Company recorded gains related to the Mongolia sale receivable of $971,000 and $971,000, respectively (June 30, 2025 - $415,000 and $846,000).

Foreign exchange losses/gains

During the three and six months ended June 30, 2026, the Company recognized a foreign exchange loss of $2,873,000 and $6,413,000, respectively (June 30, 2025 – loss of $1,110,000 and $1,127,000). The foreign exchange loss is predominantly due to the impact of the changes in the US dollar to Canadian dollar exchange rate during the period on US dollar denominated monetary assets and liabilities.

EQUITY SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES

During the three and six months ended June 30, 2026, the Company recorded its equity share of loss from investments in associates (Foremost and Cosa) of $745,000 and $961,000, respectively (June 30, 2025 – $1,359,000 and $1,499,000). The Company records its share of income or loss from Foremost and Cosa one quarter in arrears, based on the most current available public financial information, adjusted for any subsequent material transactions that have occurred.

EQUITY SHARE OF LOSS FROM JOINT VENTURES

During the three and six months ended June 30, 2026, the Company recorded its equity share of loss from JCU of $539,000 and $1,109,000, respectively (June 30, 2025 – loss of $426,000 and $937,000). The Company records its share of income or loss from JCU one month in arrears, based on the most current available financial information, adjusted for any subsequent material transactions that have occurred.

COMMERCIAL ACTIVITIES

Denison is actively involved in the uranium market to (a) execute on its strategy to monetize its physical uranium holdings to fund a portion of the construction costs for Phoenix, and (b) establish long-term supply agreements to facilitate the sale of future uranium production from the Company’s uranium mining projects.

As at June 30, 2026, the Company held 950,000 pounds U3O8 in investments in physical uranium and 145,926 pounds U3O8 of uranium concentrates inventory from its share of McClean Lake production, for a total uranium holdings of approximately 1.1 million pounds U3O8.

The proceeds from the sale of the Company’s physical uranium holdings and inventory are an important part of the Company’s project financing plans for Phoenix. At the end of the second quarter of 2026, 600,000 pounds U3O8 were committed for deliveries between the third quarter of 2026 and the second quarter of 2027. Of these committed quantities, the sales price has been fixed for 350,000 pounds U3O8 with future gross proceeds expected to be US$33.3 million (average price of US$95.17/lb U3O8). The remaining 250,000 pounds U3O8 of committed near-term sales are subject to market-related pricing to be fixed in reference to the time of delivery.

Approximately 500,000 pounds U3O8 in physical holdings and inventories remain uncommitted.

Including near-term commitments, the Company has contracted firm uranium sales commitments for over 8 million pounds U3O8 from its uranium holdings and expected future uranium production, and is in advanced negotiations for additional sales commitments of over 7 million pounds U3O8, resulting in total contracted and advanced negotiation sales commitments (‘Total Uranium Commitment’) of over 15 million pounds U3O8. The large majority of contracted sales and those under advanced negotiation are contemplated to occur post-2028 during the expected mine life of Phoenix.

Customers include several leading north American nuclear power plant operators responsible for over 50 nuclear reactors, as well as multiple reputable industry intermediaries, which have each demonstrated significant interest in securing supply from Denison. Pricing mechanisms include a mix of market-related with no floors and ceilings, market-related with floors and ceilings, and base-escalated pricing. The large majority of commitments are on a market-related basis.

In August, the Company finalized a contract for 1 million pounds U3O8 which was categorized as under advanced negotiation in the first quarter of 2026. The reduction in Total Uranium Commitments from the prior quarter relates entirely to the deliveries made during the second quarter of 2026.

MANAGEMENT’S DISCUSSION & ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $465,289,000 at June 30, 2026 (December 31, 2025 – $465,918,000).

The decrease in cash and cash equivalents from December 31, 2025, of $629,000 was due to net cash used in operations of $58,766,000, which was largely offset by cash provided by investing activities of $49,539,000 and net cash provided by financing activities of $3,788,000, as well as a positive foreign exchange effect on cash and cash equivalents of $4,810,000.

Net cash used in operating activities of $58,766,000 was due to the net loss for the period adjusted for non-cash items, including fair value adjustments.

Net cash provided by investing activities of $49,539,000 was primarily due to the proceeds received from the sale of uranium investments during the period offset in part by an increase in property, plant & equipment relating to milestone payments for long lead items for the Wheeler River project and capitalization of eligible project expenditures, a net increase in restricted cash due to the Company replacing the letters of credit with surety bonds including the reclamation bond required for the Phoenix Project , as well as the Company’s incremental investment in JCU.

Net cash provided from financing activities of $3,788,000 was primarily due to proceeds received from the exercise of employee stock options.

Use of Proceeds

December 2025 Flow Through Financing

As at June 30, 2026, the Company has spent $11,492,000 towards its obligation to spend $15,000,000 on eligible Canadian exploration expenditures related to the 2025 flow through financing. The remaining balance of $3,508,000 is expected to be spent by December 31, 2026.

August 2025 Convertible Senior Unsecured Note Financing

The Company intends to use the net proceeds from the issuance of the Convertible Notes for expenditures to support the evaluation and development of the Company's uranium development projects, including to fund the construction of Phoenix, and for general corporate purposes. As at June 30, 2026, the Company’s use of proceeds from this offering was in line with this guidance.

Revolving Term Credit Facility

In January 2026, the Company entered into an agreement with The Bank of Nova Scotia to amend the terms of the Company’s Fourth Amended and Restated Credit Agreement (the ‘Credit Facility’), to extend the maturity date to January 31, 2027. Under the Credit Facility, the Company has access to letters of credit of up to $28,478,000, which is partially utilized for non-financial letters of credit in support of performance obligations. The tangible net worth covenant remains unchanged by the amendment. The Company has provided $1,264,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the Credit Facility.

At June 30, 2026, the Company is in compliance with its facility covenants and has access to letters of credit of up to $28,478,000 (December 31, 2025 - $28,478,000). The facility is partially utilized to provide a $4,514,000 non-financial letter of credit issued in support of performance obligations.

Issue of Surety Bonds

In April 2026, the Company entered into an agreement with a Canadian licenced insurance company to provide Surety Bonds totaling $36,846,000 in support of decommissioning and reclamation obligations for the McClean Lake Operation and Wheeler River Project. The Company pledged $5,526,900 as restricted cash and investments pursuant to its obligations under the agreement. The Surety Bonds are subject to annual surety fees of 3.0%.

Following the issue of the Surety Bonds the letters of credit previously provided to the Government of Saskatchewan were returned to the Bank of Nova Scotia (‘BNS’) and cancelled and $6,708,000 restricted cash and investments were released by BNS as cash and cash equivalents.

MANAGEMENT’S DISCUSSION & ANALYSIS

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents, and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2026	2025	2026	2025

Salaries and short-term employee benefits	$(930)	$(883)	$(3,900)	$(3,820)
Share-based compensation	(1,215)	(668)	(2,717)	(1,612)
	$(2,145)	$(1,551)	$(6,617)	$(5,432)

The increase in key management compensation in the three and six period is predominantly driven by an increase in the share-based compensation resulting from the accelerated vesting of share-based awards from certain employee departures. In addition, the Company recognizes the accounting value of share-based compensation over the vesting period. The number of share-based awards to be issued under the Company’s long-term incentive plan is calculated based on the fair value of the awards at December 31 of the immediately preceding year, while the accounting value assigned to the awards is based on their fair value at the date of issuance, which is typically in March of the following year. In 2026, an increase in the Company’s share price between December 31, 2025 and the issue date of the awards in March 2026 resulted in a larger increase in the share-based compensation for the three months ended June 30, 2026 relating to this award than typical.

SUBSEQUENT EVENTS

Foremost Phase 2 Earn-In Completed

In July, 2026, Foremost completed the second phase earn-in requirements under the option agreement with the Company dated September 24, 2025. As a result, Foremost has increased its vested interest in 10 of Denison’s uranium exploration projects to 51%, with the exception of Hatchet Lake, at 35.78%.

Cosa Issues Deferred Payment Shares

In July 2026, Cosa issued 2,154,476 common shares at a deemed price of $0.69036 per share in full satisfaction of the remaining deferred consideration pursuant to the acquisition agreement between Cosa and Denison dated November 26, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

Common Shares

At August 12, 2026, there were 905,216,127 common shares issued and outstanding and a total of 920,225,396 common shares on a fully-diluted basis.

Stock Options and Share Units

At August 12, 2026, there were 5,122,830 stock options, and 9,886,439 share units outstanding.

OUTLOOK FOR 2026

Refer to the Company’s annual MD&A for the year ended December 31, 2025 for a detailed discussion of the previously disclosed 2026 budget and outlook.

MANAGEMENT’S DISCUSSION & ANALYSIS

The outlook for exploration expenditures has increased by $5,494,000 due to an increase in operating expenses at the several remote exploration camps as well as an expansion in the exploration programs at Wheeler River and Murphy Lake.

The outlook for evaluation expenditures has decreased by $4,164,000 predominantly due to the deferral of evaluation activities at Gryphon into 2027.

The outlook for development and Operations expenditures has increased by $548,000 due to costs associated with the expansion of environmental monitoring and related studies for the legacy mine sites in Elliot Lake.

The outlook for Phoenix program expenditures has increased by $1,406,000 due to increases to the Phoenix metallurgical program as well as increased costs associated with IBA-type agreements signed in 2026.

(in thousands)	PREVIOUS 2026 OUTLOOK(2)	CURRENT 2026 OUTLOOK(2)	Actual to June 30, 2026(3)
Mining Segment
Mineral Sales	29,000	29,000	-
Development & Operations	(19,884)	(20,432)	(3,919)
Exploration	(22,322)	(27,816)	(16,023)
Evaluation	(16,558)	(12,396)	(11,455)
Phoenix Program Expenditures	(15,688)	(17,094)	(6,282)
Phoenix Construction Expenditures	(305,181)	(305,181)	(55,447)
JCU Cash Contributions	(1,420)	(1,420)	(1,116)
	(352,053)	(355,339)	(96,491)
Corporate and Other Segment
Corporate Administration & Other	(31,944)	(31,944)	(18,034)
	(31,944)	(31,944)	(18,034)
Total(1)	$ (383,997)	$ (387,283)	$ (114,525)
Notes:
1.
Only material operations shown.
2.
As discussed in Wheeler River Uranium Project above, the outlook reflects Denison funding 100% of expenditures for the WRJV.
3.
The outlook is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2026, actual amounts reported above includes capital additions of $60,646,000, JCU contributions of $1,116,000, and excludes $14,032,000 net impact of non-cash items and other adjustments.

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the design of the Company’s internal control over financial reporting as of June 30, 2026. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed as at June 30, 2026. There have been no changes in our internal controls over financial reporting during the six months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at June 30, 2026 and have concluded that these disclosure controls and procedures were appropriately designed as at June 30, 2026.

MANAGEMENT’S DISCUSSION & ANALYSIS

QUALIFIED PERSON

Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a ‘Qualified Person’ within the meaning of this term as defined by NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure in this MD&A.

For more information regarding Denison’s material project, the Wheeler River project, you are encouraged to refer to the ‘Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023 and an update to estimated Phoenix initial capital costs disclosed in Denison’s AIF and Form 40-F dated March 30, 2026. The technical report, AIF and Form-F are available on the Company’s website and under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml). For information regarding Denison’s other project interests, more information is available on the Company’s website.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures, please see Denison's AIF filed under the Company's profile on SEDAR+ (www.sedarplus.ca) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations, and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the results of, and estimates and assumptions within, the Phoenix FS and the Gryphon PFS Update, including the estimates of Denison's mineral reserves and mineral resources, and statements regarding anticipated budgets, fees, expenditures and timelines; the results of, and estimates and assumptions used to prepare, the capital cost update for Phoenix; Denison’s outlook, plans and objectives for 2026 and beyond; exploration, development and expansion programs, plans and objectives, including projected status of detailed design engineering, long lead procurement, field program optimization studies, and other project planning programs; statements regarding Denison’s EA and EIS approvals, expectations with respect to Denison’s Project licensing and permitting; expectations regarding Denison’s community engagement activities and related agreements with interested parties; expectations regarding uranium mining on the McClean Lake property, including anticipated timing and budgets; expectations regarding evaluation and exploration activities at Midwest; expectations regarding the toll milling of Cigar Lake ores, including projected annual production volumes; Denison’s land position; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding agreements with third parties, including Foremost, Grounded Lithium, Cosa, Skyharbour, and F3; Denison’s expectations with respect the exploration and evaluation of the KLP; Denison’s plans with respect to its commercial activities, including its physical uranium holdings and other uranium sales transactions and the expected benefits thereof; and the annual operating budget and capital expenditure programs, estimated exploration, development and construction expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects, or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory restrictions or requirements.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate, and results may differ materially from those anticipated in this forward-looking information. For a discussion of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ in Denison’s AIF and Form-F as may be updated or supplemented in this MD&A. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves: As a foreign private issuer reporting under the multijurisdictional disclosure system adopted by the United States, the Company has prepared this MD&A in accordance with Canadian securities laws and standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources,” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (‘NI 43-101’) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the ‘CIM Standards’). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the ‘SEC’) in Regulation S-K Subpart 1300 (the ‘SEC Modernization Rules’) under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. For the above reasons, information contained in the AIF and other documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the SEC Modernization Rules. Additionally, investors are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. The term “resource” does not equate to the term “reserves”. Investors should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.

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